                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                               PINKERTON'S, INC.
                    ________________________________________
                                (NAME OF ISSUER)

                                  COMMON STOCK
                    _______________________________________
                         (TITLE OF CLASS OF SECURITIES)

                                   723429106
                     ______________________________________
                                 (CUSIP NUMBER)




     * The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 4 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 8

CUSIP No. 723429106                                                       13G

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Thomas W. Wathen
_______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)
                                                        (b)  X
_______________________________________________________________________________
(3)  SEC USE ONLY

_______________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_______________________________________________________________________________
                                  : (5)  SOLE VOTING POWER

                                         3,759,010 shares (including 36,750
                                         shares issuable upon exercise of stock
                                         options)
NUMBER OF SHARES BENEFICIALLY    _____________________________________________
OWNED BY EACH REPORTING PERSON    : (6)  SHARED VOTING POWER
WITH
                                          Not applicable
                                 _____________________________________________
                                  : (7)  SOLE DISPOSITIVE POWER

                                         3,759,010 shares (including 36,750
                                         shares issuable upon exercise of stock
                                         options)
                                 _____________________________________________
                                  : (8)  SHARED DISPOSITIVE POWER

                                         Not applicable
_______________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,759,010 shares (including 36,750 shares issuable upon exercise of stock options)
_______________________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES

     N/A
_______________________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     30.6%
_______________________________________________________________________________
(12)  TYPE OF REPORTING PERSON

      IN

                               Page 2 of 4 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 8

CUSIP No. 723429106                                                         13G

_______________________________________________________________________________
Item 1.
     (a) Name of Issuer:  Pinkerton's, Inc.  ("Issuer")

     (b) Address of Issuer's Principal Executive Offices:

           4330 Park Terrace Drive
           Westlake Village, CA  91361

Item 2.
     (a) Name of Person Filing: Thomas W. Wathen. Mr. Wathen is the Chairman of the Board of the Issuer.

     (b)  Address of Principal Business Office or, if None, Residence:

           c/o Pinkerton's, Inc.
           4330 Park Terrace Drive
           Westlake Village, CA  91361

     (c)  Citizenship:  U.S.A.

     (d)  Title of Class of Securities:  Common Stock ("Securities")

     (e)  CUSIP Number:  723429106

Item 3.  Not Applicable.

Item 4.  Ownership.

     (a) Amount Beneficially Owned: As of December 31, 1998, Mr. Wathen beneficially owned 3,759,010 shares of the Issuer's common stock. Of the foregoing shares, 21,723 shares were held by the Thomas W. Wathen Charitable Remainder Unitrust dated September 20, 1993, an irrevocable trust for which the reporting person was the settlor, trustee and 6% income beneficiary; 3,681,415 shares were held by the Thomas W. Wathen Trust dated September 1, 1988, a revocable trust for which Mr. Wathen was the settlor and trustee and beneficiary; 19,122 shares were held by the Thomas W. Wathen Foundation, an irrevocable trust for which the reporting person was the settlor and trustee; and 36,750 shares are issuable upon the exercise of stock options which were exercisable within 60 days.

     (b) Percent of Class: As of December 31, 1998, Mr. Wathen beneficially owned 30.6% of the Issuer's Outstanding Common Stock.

          (c)  Number of shares as to which such person has:

          (i) sole power to vote or direct the vote: 3,759,010 shares (including 36,750 shares issuable upon exercise of stock options).

          (ii) shared power to vote or direct the vote:  None.

          (iii) sole power to dispose or to direct the disposition of:
          3,759,010 shares (including 36,750 shares issuable upon exercise of stock options).

          (iv) shared power to vote to dispose or to direct the disposition of:

                None.

                               Page 3 of 4 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 8

CUSIP No. 723429106                                                         13G

_______________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1999


                                    Thomas W. Wathen
                                    By:  Frederick W. London
                                         Attorney-in-Fact*


                                    /s/ Frederick W. London
                                    -----------------------

*Power of Attorney is filed herewith.

                               Page 4 of 4 Pages

                               POWER OF ATTORNEY

      The undersigned hereby constitutes and appoints C. Michael Carter, James
P. McCloskey, Frederick W. London and any person serving as the General Counsel and Corporate Secretary, the Chief Financial Officer or the Deputy General Counsel and Assistant Secretary of Pinkerton's, Inc., a Delaware corporation ("Pinkerton"), and each or any of them, as his, her or its true and lawful attorney-in fact and agent, with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any or all documents on his, her or its behalf in connection with the sale or transfer on behalf of the undersigned of any of the capital stock of Pinkerton, including without limitation any filings with the Securities and Exchange Commission, stock exchange or other self regulatory organization, stock power, instruction letter or representation letter, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof. This power of attorney shall remain in full force and effect until written notice of revocation is delivered to the General Counsel and Corporate Secretary, Pinkerton's, Inc., 15910 Ventura Blvd., Suite 900, Encino, California 91436.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of February 26, 1998.

                               /s/ Thomas W. Wathen
                              -----------------------------
                              Thomas W. Wathen


                              Thomas W. Wathen Trust dated 9/1/88

                               /s/ Thomas W. Wathen
                              -----------------------------
                              By: Thomas W. Wathen, Trustee


                              Thomas W. Wathen Charitable Remainder
                              Unitrust dated 9/20/93

                               /s/ Thomas W. Wathen
                              -----------------------------
                              By:  Thomas W. Wathen, Trustee


                              Thomas W. Wathen Foundation dated 12/8/97

                               /s/ Thomas W. Wathen
                              -----------------------------
                              By:  Thomas W. Wathen, Trustee